Pillsbury Winthrop Shaw Pittman LLP

2475 Hanover Street  |  Palo Alto, CA 94304-1114  |  tel 650.233.4500  |  fax 650.233.4545

James J. Masetti

tel 650.233.4754

jim.masetti@pillsburylaw.com

June 22, 2011

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3720

Washington, D.C. 20549

Attention:	Larry Spirgel

Assistant Director

Re:    Envivio, Inc.

Registration Statement on Form S-1 – Amendment No. 4

File No. 333-173529

Dear Mr. Spirgel:

Envivio, Inc. (the “Registrant”) is filing Amendment No. 4 (“Amendment No. 4”) to its registration statement on Form S-1 (the “Registration Statement”) to make certain minor changes to the Registration Statement and to file certain exhibits. We are concurrently sending to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) three marked copies of Amendment No. 4 as filed with the Commission, marked against Amendment No. 3 to the Registration Statement as filed with the Commission on June 14, 2011.

* * *

The Registrant acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

June 22, 2011

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any additional information. Please contact the undersigned at (650) 233-4754. You may also direct any further comments via facsimile at (650) 233-4545.

Very truly yours,

/s/ James J. Masetti

James J. Masetti

cc:	Envivio, Inc.

Julien Signes

Paul, Hastings, Janofsky & Walker LLP

Jeffrey T. Hartlin, Esq.

Pillsbury Winthrop Shaw Pittman, LLP

Jorge del Calvo, Esq.

Greg Pickrell, Esq.